UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8F

APPLICATION FILED PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY ACT

OF 1940 (the “Act”) AND RULE 8f-1 THEREUNDER FOR ORDER DECLARING THAT COMPANY

HAS CEASED TO BE AN INVESTMENT COMPANY

Dated: April 14, 2022

I.       General Identifying Information

1.       Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[X]       Merger

[ ]       Liquidation

[ ]       Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]       Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund:

Fiduciary/Claymore Energy Infrastructure Fund

3.       Securities and Exchange Commission File No.:

811-21652

4.       Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[x] Initial Application [ ] Amendment

5.       Address of Principal Executive Office (include No. & Street, City, State Zip Code):

227 West Monroe Street

Chicago, IL 60606

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006 (202) 261-3304

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:
Guggenheim Funds Investment Advisors, LLC 227 West Monroe Street Chicago, Illinois 60606 (312) 827-0100

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.
8.	Classification of fund (check only one):

[X] Management company

[ ]    Unit investment trust; or

[ ]    Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ] Open-end [x] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Guggenheim Funds Investment Advisors, LLC

227 West Monroe Street

Chicago, Illinois 60606

Tortoise Capital Advisors, L.L.C.

6363 College Boulevard

Overland Park, KS 66211

Advisory Research, Inc.

8235 Forsyth Boulevard

Suite 700

St. Louis, MO 63105

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Cantor Fitzgerald & Co.

110 East 59th Street

New York, NY 10022

(212) 938-5000

13.       If the fund is a unit investment trust (“UIT”) provide:

(a)       Depositors’ name(s) and address(es):

Not Applicable.

(b)       Directors’ name(s) and address(es):

Not Applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes [X] No

If Yes, for each UIT state (name, file no. and business address):

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the board vote took place: September 15, 2021

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes [ ] No

If Yes, state the date on which the shareholder vote took place: February 4, 2022

If No, explain:

II.       Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes [ ] No

(a)       If Yes, list the date(s) on which the fund made those distributions:

Prior to the open of the New York Stock Exchange on March 7, 2022, common shareholders of Fiduciary/Claymore Energy Infrastructure Fund received newly issued common shares of Kayne Anderson Energy Infrastructure Fund, Inc. (the “Acquiring Fund”), the aggregate net asset value (not the market value) of which equaled the aggregate net asset value of its common shares, as determined at the close of business on March 4, 2022.

(b)       Were the distributions made on the basis of net assets?

[X] Yes [ ] No

(c)       Were the distributions made pro rata based on share ownership?

[X] Yes [ ] No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)       Liquidations only: Not applicable.

Were any distributions to shareholders made in kind?

[ ] Yes [ ] No

If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

17.       Closed-end funds only: Has the fund issued senior securities?

[ ] Yes [X] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes [ ] No

If No,

(a)       How many shareholders does the fund have as of the date this form is filed?

(b)       Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.       Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?

[ ] Yes [X] No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes [X] No

If yes,

(a)	Describe the type and amount of each debt or other liability:

(b)       How does the fund intend to pay these outstanding debts or other liabilities?

IV.       Information About Event(s) Leading to Request For Deregistration

22. (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $0.8 million
(ii)	Accounting expenses: Less than $0.1 million.
(iii)	Other expenses (list and identify separately): Transfer Agency and Proxy Solicitation Costs: Less than $0.1 million. Print and Distribution Costs: Less than $0.1 million.

SEC Filing Fees: Less than $0.1 million
(iv)	Total expenses (sum of lines (i) - (iii) above): $1.0 million

(b)       How were those expenses allocated?

The costs associated with the Merger described above were borne by the Acquiring Fund; KA Fund Advisors, LLC; and Guggenheim Funds Investment Advisors, LLC. The Acquiring Fund incurred approximately $0.2 million in Merger related costs. The remaining Merger related costs were borne by KA Fund Advisors, LLC and Guggenheim Funds Investment Advisors, LLC.

(c)       Who paid those expenses?

Please see response to Question 22(b).

(d)       How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]       Yes       [X] No

If Yes, cite the release number of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[X] Yes [ ] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

The Fund is a nominal defendant in JB and Margaret Blaugrund Fdn. v. Guggenheim Funds Investment Advisors LLC, et al., No 2021-1094-SG (Del. Ch.). The plaintiff in this action, a purported stockholder of the Fund, attempts to assert certain derivative claims on the Fund’s behalf, as well as certain direct claims, against the Fund’s trustees, advisor, and sub-advisor. The derivative claims allege that the defendants breached their fiduciary duties and contractual duties to the Fund by failing to adequately monitor the Fund’s use of leverage, liquidity, and tax liabilities that led to market losses in the spring of 2020. The complaint also claims that the disclosures the Fund’s trustees and advisor issued in support of the Merger omitted material information and the same parties breached their fiduciary duties by failing to obtain value for the derivative claims plaintiff now pursues as part of the Merger consideration. Plaintiff initially sought to enjoin the stockholder vote on the Merger, but withdrew that motion on January 25, 2022 and the stockholder vote occurred unimpeded and the Merger was approved on February 4, 2022. The Defendants made a motion to dismiss the complaint on March 17, 2022, which is set to be fully briefed to court by June 2022. Although the Fund is only a nominal party, it believes the claims have no merit.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.       Mergers Only

26.	(a)	State the name of the fund surviving the Merger:
Kayne Anderson Energy Infrastructure Fund, Inc.
	(b)	State the Investment Company Act file number of the fund surviving the Merger:
811-21593
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

The Form of Agreement and Plan of Merger was filed as Appendix A to Part A of the Registration Statement of Kayne Anderson Energy Infrastructure Fund, Inc. filed on Form N-14 (Accession No. 0001213900-21-067019; 333-260457, filed December 22, 2021).

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.
Not Applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Fiduciary/Claymore Energy Infrastructure Fund; (ii) he is the Secretary of Fiduciary/Claymore Energy Infrastructure Fund; and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Mark E. Mathiasen
Mark E. Mathiasen